VIA EDGAR AND E-MAIL

February 28, 2022

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Business Partners L.P.

Registration Statement on Form F-3

File No. 333-258765

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Business Partners L.P. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form F-3, File No. 333-258765, as amended, be accelerated by the Commission so that it may become effective at 4 P.M. Eastern Time on, Tuesday, March 1, 2022.

If the Staff of the Commission has any questions, please contact Mile Kurta, Esq. of Torys LLP at (212) 880-6363 or mkurta@torys.com.

Sincerely,

BROOKFIELD BUSINESS PARTNERS L.P.
by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ Jane Sheere

Name: Jane Sheere

Title: Secretary

[Signature Page to the Acceleration Request]